James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, VA 23219

October 24, 2008

VIA EDGAR and FAX (202) 772-9369

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	James River Coal Company Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 6, 2008 Form 10-K/A1 for Fiscal Year Ended December 31, 2007 Filed April 29, 2008 File No. 000-51129

Dear Mr. Schwall:

James River Coal Company (the “Company”) hereby files this letter, via EDGAR, to supplement our prior response dated August 7, 2008 to the comment letter dated July 31, 2008 from the Staff, concerning the above-referenced filings.  Based on subsequent conversations, the Staff has requested that we provide this supplemental response documenting why we considered the matter identified in Item 8 (Note 8 – Income Taxes, page F-22—see below) to be a significant deficiency, but not a material weakness. This supplemental response is intended to be read in connection with our original responses included in our letter dated August 7, 2008, and reflects our additional discussions with the Staff since that date.

Our supplemental response is keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response.  A copy of this letter is being submitted via EDGAR and fax to the Staff.

Unless the context requires otherwise, references to “we”, “our”, “us”, “James River” or “the Company” in this letter refer to James River Coal Company.

Note 8 – Income Taxes, page F-22

2.
We note that your income tax benefit for the year ended December 31, 2006 includes a deferred income tax benefit adjustment of $1.3 million, which should have been recorded in 2005 as it corresponds to a reduction in future state tax rates enacted in 2005.  We also note that you concluded that this adjustment, both quantitatively and qualitatively, is not material to your financial statements taken as a whole.  Please submit your analysis clarifying how you determined the income tax benefit adjustment is immaterial to each of the years affected, giving consideration to the guidance provided in SAB Topic 1:M.  Additionally, please provide us with your analysis of the adjustment’s impact on all quarterly results similarly affected.

Response:  In making our assessment that the matter that resulted in the tax adjustment denoted above was a significant deficiency, but not a material weakness, we considered the following:

•
Controls were in place to prevent such an occurrence.  Specifically, the provision for income taxes and related deferred tax amounts are prepared by our Tax Director and reviewed by our Company’s Chief Accounting Officer (CAO).  These individuals have the appropriate experience to address tax matters.  These individuals receive daily updates from a nationally recognized subscription service on state and federal tax matters.

•
The item was identified by management as part of our routine process of preparing the tax return (compensating control).  Once it was identified, we took corrective steps, including assessing its impact and informing the audit committee and our independent auditors.  Investors were made aware of the item through complete disclosures in both our Form 8-K filed on May 1, 2006 and our Form 10-Q filed on May 10, 2006.

•
The item is considered non-routine/non-recurring with a low possibility of reoccurrence.  The Company has nexus in a limited number of states and changes in tax rates are not considered to be frequent in occurrence.

•
The item did not result in a restatement and relates solely to the accuracy of the deferred tax balance and related income tax expense (benefit), which as documented in our previous response, does not impact EBITDA.

Based on these factors, we concluded that the tax adjustment was not a material weakness in our internal controls over financial reporting.

Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely, /s/ Samuel M. Hopkins, II Samuel M. Hopkins, II Vice President and Chief Accounting Officer